XODTEC GROUP USA, INC.
2F, No. 139, Jian 1st Rd.
Jhonghe City. Taipei County 235
Taiwan (R.O.C)

January 11, 2010

VIA ELECTRONIC SUBMISSION
Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:           Xodtec Group USA, Inc.
Registration Statement on Form S-1
File No. 333-160685

Dear Sir or Madam:

            Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended, Xodtech Group USA, Inc., (formerly known as Sparkling Events, Inc.) (the “Company”) hereby requests that the Securities and Exchange Commission consent to the withdrawal of the Company’s Registration Statement on Form S-1 (Registration No. 333-160685), initially filed on July 20, 2009 and amended on August 25, 2009 together with all exhibits thereto (the “Registration Statement”).  The Company is requesting withdrawal of the Registration Statement because it has elected not to pursue the registration of the securities included therein at this time. No securities were sold pursuant to the Registration Statement.

            Questions concerning this application for withdrawal may be directed to the Company’s legal counsel, Asher S. Levitsky P.C. of Sichenzia Ross Friedman Ference LLP, at (212) 981-6767.

Thank you for your assistance in this matter.

Sincerely,

Xodtec Group USA, Inc.

By: /s/ Yao-ting Su
Yao-ting Su
President and Chairman